SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-116038

Symmetry Medical Inc. Employee Stock Purchase Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.
3724 N. State Road 15
Warsaw, Indiana 46582
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm

Audit and Compensation Committees
Symmetry Medical Inc.
Warsaw, Indiana

We have audited the accompanying statements of financial condition of Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (Plan) as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2010.  The Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symmetry Medical Inc. 2004 Employee Stock Purchase Plan as of December 31, 2010, and 2009, and the results of its operations for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, llp

BKD, llp
Fort Wayne, Indiana
June 28, 2011

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets
Cash	$537	$623

Plan Equity	$537	$623

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Additions
Participant contributions	$167,250	$200,658	$213,627

Reductions
Withdrawals and terminations paid-in cash	(272)	—	(337)
Purchase and distribution of stock (17,887, 24,318, and 21,250 shares)	(167,064)	(200,550)	(214,362)

	(167,336)	(200,550)	(214,699)

Changes in Plan Equity for the Year	(86)	108	(1,072)

Plan Equity, Beginning of Year	623	515	1,587

Plan Equity, End of Year	$537	$623	$515

Note 1:	Summary of Significant Accounting Policies

Plan Administration

The Compensation Committee (Committee) of the Board of Directors of Symmetry Medical Inc. (Company) administers the Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (Plan). The Committee has the authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The administration, interpretation or application of the Plan by the Committee will be final, conclusive and binding upon all persons. The Company will bear the expenses of administering the Plan, except that any stamp duties or transfer taxes applicable to participation in the Plan may be charged to the accounts of the participants.

The purpose of the Plan is to provide employees of the Company the opportunity to purchase the Company’s common stock through semiannual offerings financed by payroll deductions. Employees are eligible once they have completed three months of service and are an employee as of an offering date of an exercise period, provided they are expected on a regularly-scheduled basis to work more than 30 hours per week for more than ten months per calendar year. Participants may elect to have up to 10% of compensation deducted from their pay annually to purchase shares. Participant contributions for any Plan year may not, in the aggregate, exceed an amount that allows the participant to purchase Company stock with an aggregate fair market value of more than $25,000 on the date of the grant to purchase Company stock or allow for purchase of more than 750 shares of Company stock per exercise period. Participants can purchase shares at 95% of the closing price on the last day of each exercise period.

Organization

The Plan was originally adopted by the Board of Directors on December 2, 2004. A total of 600,000 shares of common stock have been reserved for issuance under the Plan. The number of shares reserved for issuance will be increased each year until 2014 by the lowest of 100,000 shares, 1% of all shares outstanding at the end of the previous year or a lower amount determined by the Board of Directors. The shares of common stock issued under the Plan may be newly issued shares or shares reacquired in private transactions or open market purchases. Shares are issued to participants in their name, and the shares are not included in Plan assets.

In 2008, the Company issued 6,821 shares at $15.41 per share and 14,429 shares at $7.57 per share in June and December, respectively, to participants in the Plan. As of December 31, 2009, the Plan had 149 participants.

In 2009, the Company issued 11,986 shares at $8.85 per share and 12,332 shares at $7.66 per share in June and December, respectively, to participants in the Plan. As of December 31, 2010, the Plan had 187 participants.

In 2010, the Company issued 8,063 shares at $10.01 per share and 9,824 shares at $8.79 per share in June and December, respectively, to participants in the Plan. As of December 31, 2010, the Plan had 107 participants.

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Note 2:       Income Tax Status

The Plan is not and will not be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code). The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Consequently, the difference between the purchase price and the fair market value of the stock purchase under the Plan is not includable in the participant’s gross income for federal income tax purposes, unless a disqualifying distribution occurs.

Note 3:	Subsequent Events

On April 14, 2011, the Plan was amended to remove waiting periods and eligibility requirements. The only limitation on enrollment in the Plan is the requirement that the participant be employed at the time of enrollment and as of the respective purchase dates, which shall continue to be offered on two occasions per year.

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. EMPLOYEE STOCK PURCHASE PLAN

Date: June 28, 2011	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer

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